UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001 - 11411

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

POLARIS 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

POLARIS INDUSTRIES INC.

2100 Highway 55

Medina, Minnesota 55340

Polaris 401(k) Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Polaris 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Polaris 401(k) Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, MN

June 29, 2011

Polaris 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets

Investments, at fair value	$245,554,261	$208,662,576

Notes receivable from participants	8,427,675	8,213,498

Accrued income receivable	19,662	11,207

Net assets reflecting all investments at fair value	254,001,598	216,887,281

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(840,197)	746,078

Net assets available for benefits	$253,161,401	$217,633,359

See accompanying notes.

Polaris 401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2010	2009

Net assets available for benefits, beginning of year	$217,633,359	$173,653,044

Contributions:
Employer	7,077,318	6,826,342
Employee	10,349,179	9,936,652
Rollover	243,350	146,937

Total contributions	17,669,847	16,909,931

Transfers in from ESOP (Note 8)	4,051,234	846,609

Investment gain:
Interest and dividend income	2,904,221	3,296,265
Net realized and unrealized gain in fair value of investments:
Polaris Industries common stock	3,688,162	1,903,285
Registered investment companies	23,571,228	32,106,988

Total investment gain	30,163,611	37,306,538

Distributions to participants	(16,164,640)	(10,978,256)
Administrative expenses	(192,010)	(104,507)

Net increase	35,528,042	43,980,315

Net assets available for benefits, end of year	$253,161,401	$217,633,359

See accompanying notes.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following description of the Polaris 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering substantially all employees of the Plan’s sponsor, Polaris Industries Inc. (the Company), and the Company’s U.S. subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Loans

Participants may apply for loans from the Plan in amounts of the lesser of 50% of their vested account balances or $50,000. Loans must be paid back within five years; however, this period may be extended to ten years if the loan is utilized for the acquisition of a primary residence. The interest rate charged on loans outstanding ranged from 4.25% to 11.50% as of December 31, 2010.

Plan Operations

Certain administrative costs totaling $13,394 and $4,019 for the plan years ended December 31, 2010 and 2009, respectively, were paid by the Company. Administrative costs paid by the Company include trustee/asset custodian fees, record-keeping fees, and investment management fees. Other costs have been fully paid by the Plan.

Plan Administration

The Plan’s trustee, Fidelity Management Trust Company (the Trustee), holds and invests the assets of the Plan and also distributes the retirement benefits upon instruction from the plan administrator. The Plan is administered by an executive committee appointed by the Board of Directors of the Company.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions/Participant Accounts

Participants may elect to make contributions (limited to a maximum of 50% of the participant’s compensation or $16,500, as defined in the Plan) to their account balances. Employees that have not made a retirement savings election shall be automatically enrolled to participate in the Plan at the automatic enrollment percentage (currently 5%).

The Company will make a fully vested matching contribution to each participant’s account in the Plan of 100% of each dollar of

401(k) contributions up to 5% of covered compensation. This contribution is intended to satisfy a safe harbor contribution formula permitted by Internal Revenue Service (IRS) regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made to the Plan.

Plan earnings, as defined, are allocated pro rata based on participants’ account balances.

Vesting

Participants are immediately vested in their pretax and employer contributions, including actual investment earnings thereon.

Distributions to Participants

Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or in fixed monthly payments as available per plan provisions.

Terminated participants with account balances of $1,000 or less will receive a lump-sum cash payment as soon as administratively practicable upon the participant’s employment termination.

Plan Amendment and Termination

The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, all assets of the Plan will be distributed to participants in accordance with plan provisions.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies and Procedures

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. See Note 3 for further discussion and disclosures related to fair value measurements.

Under the Financial Accounting Standards Board (FASB) guidance of Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through common collective trusts, the Fidelity Managed Income Portfolio and the Wells Fargo Stable Return Fund. As required, the statements of net assets available for benefits present the fair value of the investment in the common collective trust, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio and the Wells Fargo Stable Return Fund is based on information updated by the issuer of the common collective trust at year-end. The contract value of the Fidelity Managed Income Portfolio and the Wells Fargo Stable Return Fund represents contributions plus earnings, less participant withdrawals and administrative expenses. As of December 31, 2010, the Plan no longer holds investments in Fidelity Managed Income Portfolio.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies and Procedures (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended Accounting Standards Codification (ASC) 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarifies that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provides guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarifies the requirement for entities to disclose information about both the valuation techniques and the inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduces new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 affects only fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies and Procedures (continued)

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified from investments to notes receivable from participants as of December 31, 2009.

3. Fair Value Measurement

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires classification based on observable and unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follow:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurement (continued)

The following is a description of the valuation techniques and inputs used for significant classes of assets measured at fair value:

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year-end based on market prices of the underlying securities.

Collective trust funds: Valued at net asset value based on the fair value of the underlying assets in the fund as reported by the issuer of the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement as of December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets
Money market fund and cash	$1,983,206	$1,983,206	$—	$—
Company stock	7,544,690	7,544,690	—	—
Collective trust funds:
Life cycle funds(a)	44,354,451	—	44,354,451	—
Stable value fund(b)	40,224,054	—	40,224,054	—
Mutual funds:
Domestic equities	117,505,013	117,505,013	—	—
International equities	19,889,285	19,889,285	—	—
Fixed income funds	14,053,562	14,053,562	—	—

Total	$245,554,261	$160,975,756	$84,578,505	$—

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurement (continued)

	Fair Value Measurement as of December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets
Money market fund and cash	$730,245	$730,245	$—	$—
Company stock	4,458,811	4,458,811	—	—
Collective trust funds:
Life cycle funds(a)	36,933,521	—	36,933,521	—
Stable value fund(b)	40,122,164	—	40,122,164	—
Mutual funds:
Domestic equities	97,396,439	97,396,439	—	—
International equities	17,855,750	17,855,750	—	—
Fixed income funds	11,165,646	11,165,646	—	—

Total	$208,662,576	$131,606,891	$77,055,685	$—

(a)

This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common/collective trust funds share the common goal of first growing and then later preserving principal and contain a variety of asset classes, including value, growth, blend, international and fixed income, as well as life cycle investment options. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share based on the fair value of the underlying assets in the funds as reported by the issuer of the funds.

(b)

This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic investment contracts/constant duration contracts and cash investments. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying assets in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Investments

The investment options of the Plan at December 31, 2010 and 2009, consist of deposits with two funds for 2010 and three funds for 2009 managed by the Trustee, 27 externally managed funds for 2010 and 25 externally managed funds for 2009, and the Polaris stock fund. Participants elect to have their account balances invested in one or more of the funds and may change the fund investment mix daily via a voice response system or the internet.

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2010	2009

Wells Fargo Stable Return Fund:
Contract Value	$39,383,857	$—
Fair Value	40,224,054	—
Fidelity Managed Income Portfolio:
Contract Value	—	40,868,242
Fair Value	—	40,122,164
Neuberger Berman Genesis Fund	38,903,698	32,444,633
Vanguard Institutional Index Fund	30,065,195	26,369,229
Fidelity K Fund	21,697,210	19,768,083
American Funds EuroPacific Growth Fund	18,999,631	17,651,348

5. Tax Status

The Plan has received a determination letter from the IRS dated August 3, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

5. Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. Party-in-Interest Transactions

The Plan invests in Fidelity funds and the Company’s stock. These transactions qualify as exempt party-in-interest transactions. The fair value of the Company’s common stock was $7,544,690 and $4,458,811 at December 31, 2010 and 2009, respectively.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

8. Transfers in From ESOP

Effective January 1, 2008, the Polaris Industries Inc. Employee Stock Ownership Plan (ESOP) allowed participants to diversify part of their ESOP account via transfer into the Plan, if they had at least ten years of service and met certain minimum age requirements. Those funds that are transferred into the Plan follow the same withdrawal provisions of the Plan. The total amount transferred into the Plan from the ESOP for the years ended December 31, 2010 and 2009, was $4,051,234 and $846,609, respectively.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

9. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$253,161,401	$217,633,359
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	840,197	(746,078)
Amounts allocated to withdrawn participants	—	(461)

Net assets available for benefits per the Form 5500	$254,001,598	$216,886,820

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31
2010

Benefits paid to participants per the financial statements	$16,164,640
Add amounts allocated on Form 5500 to withdrawn participants at December 31, 2010	—
Less amounts allocated on Form 5500 to withdrawn participants at December 31, 2009	(461)

$16,164,179

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

9. Differences between Financial Statements and Form 5500 (continued)

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2010:

December 31
2010

Total additions per the financial statements	$47,833,458
Add adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts at December 31, 2010	840,197
Add adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts at December 31, 2009	746,078

Total income per the Form 5500	$49,419,733

Supplemental Schedule

Polaris 401(k) Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2010

Description	Investment Type	Current Value

Wells Fargo Stable Return Fund	Common/collective trust	$40,224,054
Neuberger Berman Genesis Fund	Mutual fund	38,903,698
Vanguard Institutional Index Fund	Mutual fund	30,065,195
Fidelity K Fund*	Mutual fund	21,697,210
American Funds EuroPacific Growth Fund	Mutual fund	18,999,631
PIMCO Total Return Fund	Mutual fund	12,559,655
American Funds The Growth Fund of America	Mutual fund	9,304,072
Pyramis Index Lifecycle 2030 Commingled Pool*	Common/collective trust	8,338,184
Polaris Industries Inc. common stock*	Common stock	7,544,690
Pyramis Index Lifecycle 2020 Commingled Pool*	Common/collective trust	7,156,516
Pyramis Index Lifecycle 2040 Commingled Pool*	Common/collective trust	6,385,847
Pyramis Index Lifecycle 2025 Commingled Pool*	Common/collective trust	6,274,078
Morgan Stanley Institutional Fund Trust: Mid Cap Growth Portfolio	Mutual fund	5,542,503
Pyramis Index Lifecycle 2035 Commingled Pool*	Common/collective trust	4,321,885
T. Rowe Price Equity Income Fund	Mutual fund	4,058,866
Pyramis Index Lifecycle 2015 Commingled Pool*	Common/collective trust	3,843,664
Pyramis Index Lifecycle 2010 Commingled Pool*	Common/collective trust	2,876,143
Artisan Mid Cap Value Fund	Mutual fund	2,649,365
Vanguard Mid Cap Index Fund	Mutual fund	2,589,334
Pyramis Index Lifecycle 2045 Commingled Pool*	Common/collective trust	2,439,304
Vanguard Small Cap Index Fund	Mutual fund	1,954,634
Fidelity US Treasury Money Market*	Money market fund	1,774,367
Pyramis Index Lifecycle 2050 Commingled Pool*	Common/collective trust	1,570,285
Vanguard Total Bond Market Index Fund	Mutual fund	1,493,907
Pyramis Index Lifecycle 2000 Commingled Pool*	Common/collective trust	908,340
Vanguard Developed Markets Index Fund	Mutual fund	889,654
Alger Small Cap Growth Fund	Mutual fund	508,780
Pyramis Index Lifecycle 2005 Commingled Pool*	Common/collective trust	240,205
Victory Small Company Opportunity I	Mutual fund	230,980
Franklin Small Mid-Cap Growth Fund	Mutual fund	376
Interest-bearing cash	Cash	208,839

		245,554,261

Participant loans, with interest rates ranging from 4.25% to 11.50%, maturing through June 2020*		8,427,675

Total investments		$253,981,936

*	Denotes party in interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2011	POLARIS 401(k) RETIREMENT SAVINGS PLAN

By the Members of the 401(k) Retirement Committee as Plan Administrator

/s/ Stacy L. Bogart
Stacy L. Bogart

/s/ James P. Williams
James P. Williams

/s/ Shannon K. Knotts
Shannon K. Knotts

/s/ Michael W. Malone
Michael W. Malone

/s/ Michael J. Vanyo
Michael J. Vanyo

POLARIS 401(k) RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Number	Document	Method of Filing

23	Consent of Ernst & Young LLP	Filed herewith electronically